FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                           Financial Statements for Period Ended June 30, 2008
99.2                           Management's Discussion & Analysis for the Period Ended June 30, 2008
99.3                           Certification of Chief Executive Officer Dated August 13, 2008
99.4                           Certification of Chief Financial Officer Dated August 13, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: August 14, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Interim Report

Q2

Financial Statements

June 30, 2008

Central Sun Mining Inc.

Consolidated Balance Sheets

(Unaudited)

(US Dollars in thousands)

		June 30	December 31
	Note	2008	2007
Assets
Current
Cash and cash equivalents		$3,466	$16,762
Marketable securities	4	1,257	1,619
Accounts receivable and prepaids	5	9,284	7,064
Product inventory	6	2,684	3,426
Supplies inventory		7,552	5,803
		24,243	34,674
Restricted cash	7	272	493
Bellavista Mine equipment held for sale	8	3,350	3,400
Property, plant and equipment	9	38,374	34,988
		$66,239	$73,555

Liabilities
Current
Accounts payable and accrued liabilities		$13,484	$11,906
Current portion of asset retirement obligations	11	2,373	3,092
		15,857	14,998
Long term liabilities	11	1,473	-
Asset retirement obligations	11	4,797	5,524
		22,127	20,522

Shareholders’ Equity
Warrants	12	16,920	16,895
Agent’s options	13	1,697	1,820
Contributed surplus	14	10,011	8,289
Common shares	15	109,145	108,373
Deficit		(93,434)	(82,479)
Accumulated other comprehensive (loss) income		(227)	135
		44,112	53,033
		$66,239	$73,555

Nature of operations, basis of presentation

and going concern	1
Contingency	8
Subsequent event	20

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Operations

Period ended June 30

(Unaudited)

(US Dollars and shares in thousands, except per share amounts)

		Three months ended June 30		Six months ended June 30

	Note	2008	2007	2008	2007

Sales		$7,382	$14,313	$19,692	$34,610

Cost of sales		4,972	9,700	11,758	24,339
Royalties and production taxes		461	629	1,163	1,485
Depreciation and depletion		367	2,426	964	6,406
Accretion expense	11	148	67	298	133
		5,948	12,822	14,183	32,363
Income from mining operations before the under noted items		1,434	1,491	5,509	2,247
Expenses and other income
General and administrative		1,515	1,308	2,811	2,579
Orosi Mine* - Mill Project		2,573	141	6,789	241
Care and maintenance		1,118	765	2,332	765
Stock based compensation	15	1,079	297	2,211	663
Exploration		1,332	536	2,393	953
Other income	3	(250)	(6,777)	(72)	(7,030)
		7,367	(3,730)	16,464	(1,829)
Income (loss) from continuing operations, before taxes		(5,933)	5,221	(10,955)	4,076

Income tax expense		-	(1,865)	-	(1,865)
Income (loss) from continuing operations, after taxes		(5,933)	3,356	(10,955)	2,211

Loss from discontinued operations, net of taxes	10	-	(96)	-	(124)

Net income (loss) for the period		$(5,933)	$3,260	$(10,955)	$2,087

Income (loss) per share from continuing operations – basic and diluted		$(0.10)	$0.10	$(0.18)	$0.06
Loss per share from discontinued operations, net of tax – basic and diluted		-	(0.00)	-	(0.00)
Income (loss) per share – basic and diluted		$(0.10)	$0.09	$(0.18)	$0.06

Weighted average number of shares outstanding		59,399	34,467	59,368	34,432

Nature of operations, basis of presentation

and going concern	1

*Formerly Libertad Mine

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Period ended June 30

(unaudited)

(US Dollars in thousands)

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007

Net income (loss) for the period	$(5,933)	$3,260	$(10,955)	$2,087
Other comprehensive income
Unrealized gains (losses) on available-for-sale securities, excluding foreign exchange, net of tax	(38)	(373)	(350)	1,315
Unrealized foreign exchange gains (losses) on available-for-sale securities, net of tax	40	(31)	(12)	(17)
Reclassification adjustment for gains, included in net income	-	-	-	(131)
Total other comprehensive income (loss)	2	(404)	(362)	1,167
Total comprehensive income (loss)	$(5,931)	$2,856	$(11,317)	$3,254

Consolidated Statements of Deficit

	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007

Balance, beginning of period	$(87,501)	$(22,728)	$(82,479)	$(21,555)
Net income (loss) for the period	(5,933)	3,260	(10,955)	2,087
Balance, end of period	$(93,434)	$(19,468)	$(93,434)	$(19,468)

Consolidated Statements of Accumulated Other Comprehensive Income

	Three months ended June 30, 2008	Six months ended June 30, 3008

Balance, beginning of period	$(229)	$135
Other comprehensive income/(loss)
Net change in unrealized gains (losses) on available-for-sale securities	2	(362)
Balance, end of period	$(227)	$(227)

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

Consolidated Statements of Cash Flows

Period ended June 30

(Unaudited)

(US Dollars in thousands)

		Three months ended June 30		Six months ended June 30
	Note	2008	2007	2008	2007

Operating activities
Income (loss) from continuing operations		$(5,933)	$3,356	$(10,955)	$2,211
Asset retirement obligations settled	11	(817)	(97)	(1,744)	(135)
Items not affecting cash:
Depreciation and depletion		367	2,426	964	6,406
Income tax expense		-	1,865	-	1,865
Accretion expense	11	148	67	298	133
Stock based compensation	15	1,079	297	2,211	663
Gain on sale of marketable securities		-	-	-	(131)
Gain on sale of royalties		-	(6,548)	-	(6,548)
Interest income	10	(69)	-	(137)	-
Interest and finance fees	3	-	89	-	178
Write-down of accounts and notes receivable		-	-	10	-
Unrealized foreign exchange gain		(1)	(10)	(3)	(9)
		(5,226)	1,445	(9,356)	4,633
Change in non-cash working capital	16	(1,566)	(2,914)	(780)	(708)
Cash generated from (used in) operating activities		(6,792)	(1,469)	(10,136)	3,925

Financing activities
Repayment of long term debt		-	(1,500)	-	(2,500)
Equity issued, net of issue costs		184	96	184	315
Cash generated from (used in) financing activities		184	(1,404)	184	(2,185)

Investing activities
Proceeds from sale of marketable securities		-	-	-	183
Change in restricted cash		(22)	-	221	(243)
Purchase of property, plant and equipment	9	(2,992)	(4,617)	(4,465)	(5,699)
Proceeds from sale of royalties	3	-	4,694	-	4,694
Proceeds from sale of property, plant and equipment		900		900
Cash generated from (used in) investing activities		(2,114)	77	(3,344)	(1,065)

Increase (decrease) in cash and cash equivalents from continuing operations		(8,722)	(2,796)	(13,296)	675
Decrease in cash and cash equivalents from discontinued operations		-	(39)	-	(188)

Cash and cash equivalents, beginning of period		12,188	12,870	16,762	9,548

Cash and cash equivalents, end of period		$3,466	$10,035	$3,466	$10,035

Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

At a special meeting of shareholders held on November 29, 2007, Glencairn Gold Corporation’s name was changed to Central Sun Mining Inc. (“Central Sun” or the “Company”). The Company also changed the name of the Libertad Mine in Nicaragua to the Orosi Mine.

Central Sun’s business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes the acquisition of gold properties in operation or in the exploration or development stage. The Company operates the Limon and Orosi Mines in Nicaragua and is reclaiming the Bellavista Mine in Costa Rica. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Orosi Mine. During 2007, the Company made payments towards the acquisition and construction of a conventional milling circuit. On May 1, 2008, a positive feasibility study on the Orosi Mill Project was completed. Subsequent to this date all development expenditures related to the project are being capitalized until such time as commercial production is reached. The mine continues to incur care and maintenance charges during the development period.

On July 25, 2007, the Company suspended all mining activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. Management concluded that the mine will not resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of September 2007. Remediation of the site commenced October 1, 2007 and management expects the remediation project to last for four years.

These consolidated financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at June 30, 2008, the Company had used $10,136,000 in operating cash flows, reported a net loss of $10,955,000 and had an accumulated deficit of $93,434,000.  The Company does not have sufficient cash to fully fund ongoing 2008 capital expenditures, exploration activities and complete the development of the Orosi Mine - mill project and therefore will require additional funding which, if not raised, would result in the curtailment of activities and project delays.  Although the Company obtained an $8,000,000 loan facility (see Note 20) subsequent to the period ended June 30, 2008, this is not sufficient to fund ongoing operations. Management expects that additional financing will be available, and may be sourced in time to allow the Company to continue the normal course of planned activities. However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2007 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2. ACCOUNTING POLICIES

a)	Recently Adopted Polices

Central Sun adopted new accounting standards effective January 1, 2008 on a prospective basis.

(i)	Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

Central Sun has adopted this new standard on a prospective basis. The adoption of the new standard will have no impact on the results of operations. The additional disclosures required under this section have been presented in Note 6.

(ii)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed.

Under this standard the Company is required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The disclosures required under this new accounting standard have been presented in Note 18.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(iii) Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company is required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The disclosures required under this new accounting standard have been presented in Note 18.

(iv)	Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

The requirements under this section have been complied with.

b)	New Accounting Standards

(i) Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

3.	OTHER (INCOME) EXPENSE
	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007

Interest and other income	$(121)	$(244)	$(314)	$(479)
Gain on sale of marketable securities	-	-	-	(131)
Gain on sale of royalties	-	(6,548)	-	(6,548)
Litigation expense	-	-	110	-
Foreign exchange loss (gain)	74	(141)	325	(202)
Interest and finance fees	-	156	-	330
Net recovery of accounts receivable	(203)	-	(193)	-
	$(250)	$(6,777)	$(72)	$(7,030)

4.	MARKETABLE SECURITIES

The Company held the following marketable securities:

	June 30, 2008		December 31, 2007
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,000	$727	2,000	$749
Carlisle Goldfields Limited	4,000	530	4,000	870
		$1,257		$1,619

These securities have been valued at closing prices on the relevant stock exchange, at June 30, 2008 and December 31, 2007.

At June 30, 2008, 1,450,000 shares of Independent Nickel Corp. were subject to a contractual escrow agreement. The release schedule is as follows:

Date	Number of Shares

September 22, 2008	350
December 22, 2008	350
March 23, 2009	350
June 22, 2009	400
1,450

At June 30, 2008, 2,000,000 shares of Carlisle Goldfields Limited were subject to a regulatory escrow agreement which was released on July 31, 2008.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

Included in accounts receivable and prepaids at June 30, 2008 are: $2,906,000 (2007 - $2,768,000) in receivables relating to the disposition of the Cerro Quema property (see Note 10); $1,419,000 (2007 - $1,300,000) in deposits to a third-party contractor with respect to the construction of a grinding mill at the Orosi Mine;$1,092,000 (2007 - $654,000) in value-added tax receivables from the Nicaraguan tax authorities; diesel tax rebates of $821,000 (2007 – $514,000); and, supplier advances of $1,724,000 (2007 - $671,000).

6.	PRODUCT INVENTORY

	June 30	December 31
	2008	2007

In-process inventories	$846	$1,247
Gold inventory	1,838	2,179

Total	$2,684	$3,426

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Production costs	$6,013	$10,025	$11,185	$25,141
Depreciation and depletion	394	2,327	785	6,429
Inventory write-down	-	890	-	890
Change in inventory	(1,062)	(1,126)	742	(1,735)

Total inventory expensed	$5,345	$12,116	$12,712	$30,725

Allocated to:
Cost of sales	$4,972	$9,700	$11,758	$24,339
Depreciation and depletion	350	2,416	931	6,386
Other income	23	-	23	-

Total inventory expensed	$5,345	$12,116	$12,712	$30,725

7.	RESTRICTED CASH

The Company has placed $250,000 (2007 - $250,000) in a deposit with a bank to secure letters of guarantee issued by the banks to Costa Rican government authorities, to ensure the Company’s future reclamation obligations are completed.

On March 7, 2008, the courts in Costa Rica ordered the previously garnished bank account balances, in the amount of $243,000, at the Bellavista Mine be distributed as partial payment of amounts due stemming from Central Sun’s loss in an arbitration case with holders of the Dobles royalties (“Dobles”). On May 29, 2008, the courts in Costa Rica garnished a further $22,000 in the cash account balances at the Bellavista Mine relating to Dobles. These Bellavista Mine accounts are currently unavailable for operations and have been classified as restricted cash.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

8.	BELLAVISTA MINE AND CONTINGENCY

On July 25, 2007, Central Sun announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. The Company has no plans to reopen the mine. At June 30, 2008 the property is shown at its estimated recoverable amount of $3,350,000 (2007 - $3,400,000).

On March 7, 2008, the courts in Costa Rica placed a lien on land at the Bellavista Mine site as security for the payment of amounts due stemming from the Company’s loss in an arbitration case with Dobles. As a result of the distribution of the restricted cash (see Note 7), Central Sun’s liability at June 30, 2008 is $738,000 (2007 - $984,000). The placement of the lien will have no effect on the Company’s reclamation process currently underway.

The Costa Rican government has also indicated it will not permit the selling or transferring of assets from the Bellavista Mine site. The Company is currently negotiating with the government to reach an amicable solution. Should the government be successful in preventing any future asset sales or transfers from the site, the carrying value of the Bellavista Mine assets would required to be written-down. No such adjustment has been reflected in the financial statements at this time as the likely outcome of this situation cannot yet be determined.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

9.	PROPERTY, PLANT AND EQUIPMENT

	2008	2007
Mine properties:
Limon Mine, Nicaragua
Cost	$28,927	$27,224
Accumulated depreciation and depletion	(18,088)	(17,303)
	10,839	9,921

Orosi Mine*, Nicaragua (a)
Cost	21,408	21,072
Accumulated depreciation and depletion	(5,030)	(5,020)
	16,378	16,052
Less: Write-down	-	(88)
	16,378	15,964
Construction-in-progress (b)	11,370	8,411
Disposal of asset (b)	(900)	-
	26,848	24,375

Other properties:
Mestiza, Nicaragua (c)	657	648

Corporate assets:
Cost	208	208
Accumulated depreciation	(178)	(164)
	30	44

Property, plant and equipment	$38,374	$34,988

Bellavista Mine equipment held for sale	$3,350	$3,400

*Formerly Libertad Mine

(a) Orosi Mine, Nicaragua

Gold production from the mine is subject to a 2% net smelter return royalty.

On March 31, 2007, activities at the Orosi Mine were suspended. The Company is constructing a conventional milling facility at the site. The Orosi Mine will continue to incur care and maintenance costs until the mill conversion has been commissioned.

During the third quarter of 2007, the Company changed the mine name to the Orosi Mine from its former name of Libertad Mine.

(b)	Construction-in-progress

At June 30, 2008, the Company has made payments of $11,370,000 to third parties as part of the acquisition and construction of a used mill facility at the Orosi Mine. On May 1, 2008, a positive feasibility on the project was obtained. Subsequent to this date all development expenditures related to this project are being capitalized. Prior to this date, consulting, engineering and other project support costs related to this used mill facility were expensed. On May 9, 2008, the Company disposed of non-essential components of the mill for proceeds of $900,000 which equates to the historic cost of the assets disposed.

(c)	Mestiza, Nicaragua

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

On September 6, 2006, Central Sun signed an option agreement to acquire the Mestiza property in Nicaragua. The Company has since made payments totalling $530,000. The Company can complete the acquisition by making further cash installments totalling $1,603,000. The installments are due as follows:

Date	Amount

July 2008	$330
January 2009	100
July 2009	948
January 2010	225
$1,603

If management chooses at any time to not make any further installments, the property rights revert to the vendors and all payments made-to-date will be written-off.

The Company is current in its payments.

The property is subject to a 3% net smelter return royalty and a 3% production tax based on revenues.

10.	DISPOSITION OF CERRO QUEMA PROPERTY

On October 31, 2007, Central Sun completed the sale of the Cerro Quema property for aggregate consideration of $6,000,000. At June 30, 2008, $3,000,000 had been paid to Central Sun. The remaining payments are contractually scheduled as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008. The payment due on June 30, 2008 was received on July 9, 2008. The discounted value of $2,906,000 (2007 - $2,768,000) recorded as accounts receivable and prepaids represents the only remaining asset related to the Company’s investment in Cerro Quema.

As a result of the timing of cash to be received, the Company has recognized $69,000 (2007 - $nil) of imputed interest income for the three months ended June 30, 2008, and $137,000 (2007 - $nil) for the six month period. The statement of operations has separately presented the results from discontinued operations. The net income from discontinued operations for the three months ended June 30, 2008 was $nil (2007 - $96,000) and $nil (2007 - $124,000) for the six month period.

The cash flows from discontinued operations are as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Operating activities	$-	$(39)	$-	$(188)

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.	ASSET RETIREMENT OBLIGATIONS

	Three months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,338	$1,437	$4,536	$528	$7,839
Liabilities settled	-	-	(638)	(179)	(817)
Accretion expense	23	25	92	8	148
Balance, end of period	1,361	1,462	3,990	357	7,170
Less: current portion	(80)	-	(1,936)	(357)	(2,373)
	$1,281	$1,462	$2,054	$-	$4,797

	Three months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$996	$1,344	$605	$1,132	$4,077
Liabilities settled	-	-	-	(97)	(97)
Accretion expense	17	23	11	16	67
Balance, end of period	1,013	1,367	616	1,051	4,047
Less: current portion	-	-	-	(1,051)	(1,051)
	$1,013	$1,367	$616	$-	$2,996

	Six months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Keystone Property	Total

Balance, beginning of period	$1,315	$1,413	$5,333	$555	$8,616
Liabilities settled	-	-	(1,529)	(215)	(1,744)
Accretion expense	46	49	186	17	298
Balance, end of period	1,361	1,462	3,990	357	7,170
Less: current portion	(80)	-	(1,936)	(357)	(2,373)
	$1,281	$1,462	$2,054	$-	$4,797

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Six months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Keystone Property	Total

Balance, beginning of year	$979	$1,321	$595	$1,154	$4,049
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(135)	(135)
Accretion expense	34	46	21	32	133
Balance, end of year	1,013	1,367	616	1,051	4,047
Less: current portion	-	-	-	(1,051)	(1,051)
	$1,013	$1,367	$616	$-	$2,996

*Formerly Libertad Mine

Keystone mine, Canada

On May 8, 2008 the Company signed an agreement with the Province of Manitoba (the “Province”) to settle on a release from all of the Company’s residual environmental responsibilities at the Lynn Lake site at the Keystone Property in return for the payment to the Province of a sum of Cdn$2,000,000. The amount is payable in four annual installments of Cdn$500,000 each, with the first installment paid on July 6, 2008. The remaining asset retirement obligation for the Keystone Property relates to ongoing reclamation activity at the Burnt Timber Mine and the Farley Lake Mine.

12.	WARRANTS

A summary of the transactions in the warrant account in 2008 are as follows:

	Number of Warrants	Amount

At December 31, 2007	135,677	$16,895
Exercise of warrants	(450)	(45)
Exercise of agent’s options	342	70
At June 30, 2008	135,569	$16,920

The following table summarizes further information about the warrants outstanding at June 30, 2008:

Exercise Price	Number Outstanding at June 30, 2008	Expiry Date
(Cdn$)

$1.26	86,727	October 22, 2010
$5.60	15,000	July 6, 2008
$8.75	33,842	November 26, 2008
	135,569

13.	AGENT'S OPTIONS

A summary of the transactions in the agent’s options account in 2008 are as follows:

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Number of Agent’s Options	Amount

At December 31, 2007	8,650	$1,820
Exercise of agent’s options for
common shares and warrants	(685)	(123)
At June 30, 2008	7,965	$1,697

14.	CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2008 was as follows:

Amount

At December 31, 2007	$8,289
Stock options charge	1,222
Bonus shares charge (Note 15(c))	989
Issuance of bonus shares (Note 15(c))	(489)
At June 30, 2008	$10,011

15.	COMMON SHARES

Central Sun is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of the changes in the common share account in 2008 are as follows:

	Number of Common Shares	Amount

Issued and outstanding at December 31, 2007	59,337	$108,373
Warrants exercised	64	126
Agent’s options exercised	98	157
Issuance of bonus shares (c)	411	489
	59,910	109,145
Bonus shares in escrow (c)	1,234	-
Issued at June 30, 2008	61,144	$109,145

(a)	Share Consolidation

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

On November 29, 2007, the shareholders of the Company authorized the consolidation of one common share for every seven pre-consolidation common shares of the issued and outstanding common shares of the Company. The consolidation was made effective December 5, 2007. All comparative share capital, common share option data (with the exception of agent’s options), and earnings per share amounts in the accompanying consolidated financial statements and notes have been retroactively revised to reflect this share consolidation.

(b)	Stock options

Central Sun has a stock option plan whereby Central Sun’s directors may from time to time grant options to directors, officers, employees and consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is the volume weighted average price on the Toronto Stock Exchange of the five days preceding the grant date.

Stock option grants vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

The Company recognized stock-based compensation expense of $590,000 for the three months ended June 30, 2008 (2007 - $297,000) and $1,222,000 for the six month period (2007 - $663,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Grant on February 4, 2008:

Quantity:	140
Exercise price:	Cdn$1.80
Expected life in years:	3
Risk free interest rate:	3.17%
Expected volatility:	74%
Dividend yield:	0%
Fair value:	$127,000

Grant on June 25, 2008:

Quantity:	270
Exercise price:	Cdn$2.00
Expected life in years:	3
Risk free interest rate:	3.35%
Expected volatility:	73%
Dividend yield:	0%
Fair value:	$270,000

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

A summary of the stock option transactions in 2008 was as follows:

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2007	6,501	$2.23
Expired	(264)	4.78
Granted	410	1.93
At June 30, 2008	6,647	$2.11

The following table summarizes information about the stock options outstanding as at June 30, 2008:

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at June 30, 2008	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at June 30, 2008	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$1.21 to $3.36	5,177	4.4	$1.31	2,557	$1.33
$3.85 to $6.65	1,470	2.4	4.89	1,389	4.92
$1.21 to $6.65	6,647	3.9	$2.11	3,946	$2.60

(c)	Share Bonus Plan

At the special meeting of shareholders held on November 29, 2007, shareholders approved amendments to a share bonus plan approved earlier in the year. The Company had established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. The plan was amended to increase the number of common shares reserved for issuance to 2,500,000 post-consolidation common shares. Participants must continue to be employed with the Company until the shares are released from escrow otherwise the shares will be cancelled. There are no voting rights on the shares until release of the shares from escrow to the participant.

Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in stock-based compensation as they vest. For the three months ended June 30, 2008, an amount of $489,000 and $989,000 for the six month period, had been recorded as stock-based compensation in respect of shares issued under this plan.

A summary of the changes in the bonus shares held in escrow in 2008 are as follows:

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Number of Bonus Shares

At December 31, 2007	1,665
Cancellation of bonus shares in escrow	(20)
Issuance of common shares	(411)
At June 30, 2008	1,234

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Accounts receivable and prepaids	$(2,070)	$(1,058)	$(2,093)	$(32)
Product inventory	(925)	(1,180)	596	(1,596)
Supplies inventory	(737)	(968)	(1,749)	(1,186)
Accounts payable and accrued liabilities	2,166	292	2,466	2,106
	$(1,566)	$(2,914)	$(780)	$(708)

Operating activities included the following cash payments:

Three months ended June 30		Six months ended June 30
2008	2007	2008	2007

Interest paid	$-	$51	$-	$135

17. RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2008, the Company incurred management fees of $30,000 (2007 - $nil) and fees of $60,000 (2007 - $nil) for the six month period, with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were $10,000 in unpaid balances at June 30, 2008 (2007 - $nil).

18.	CAPITAL AND FINANCIAL RISK MANAGMENT

(i)	Capital risk management

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Central Sun’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The price of gold, minimizing costs of production of gold and a successful exploration environment are the key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity, except for accumulated other comprehensive income, and debt incurred. At June 30, 2008 and December 31, 2007, the Company had no debt outstanding (see note 20).

(ii)	Financial risk management

Central Sun monitors and manages the financial risks relating to operations through analysis of exposures by degree and magnitude of risk. These risks include credit risk, market risk and liquidity risk.

The carrying amount of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these financial instruments.

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. A significant portion of the Company’s accounts receivables relates to the remaining proceeds from the sale of a development property to the former minority interest holder.

Market risk

Market risk includes currency risk and price risk.

The Company’s operations expose it to changes in the price of gold. Currently, the Company does not engage in any activities that would mitigate this risk.

The Company operates internationally and is exposed to foreign exchange risk arising from recognized assets and liabilities denominated in a currency that is not the Company’s functional currency. A 5% change in the Canadian to U.S. dollar exchange rate would result in a change in net loss of $64,000 and a change in comprehensive loss of $4,000. A 5% change in the Nicaraguan Cordoba to the U.S. dollar would change net loss and comprehensive loss by $134,000.

Central Sun is also exposed to the changes in the market price of its marketable securities. As it is the intent of the Company to hold these securities, these securities have been designated as available-for-sale and not trading. A 5% change in the market value of the securities would not affect net loss but would change comprehensive loss by $63,000.

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Liquidity risk

Liquidity risk refers to the risk that Central Sun will not be able to meet its financial obligations when they become due or can only do so at excessive costs. As discussed in Note 1, the Company believes it will have sufficient access to financial markets to continue to meet its obligations as they become due.

19.	SEGMENT INFORMATION

The Company is organized into four segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Orosi Mine* (Nicaragua) and “Corporate and Other”. The Corporate and Other segment includes: Cerro Quema property (see Note 10), Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

(i)	Segment Balance Sheets

	At June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Cash and cash equivalents	$398	$622	$8	$2,438	$3,466
Other current assets	11,337	3,521	262	5,657	20,777
Restricted cash	-	-	272	-	272
Bellavista Mine equipment held for sale	-	-	3,350	-	3,350
Property, plant and equipment	10,839	26,848	-	687	38,374
Total assets	$22,574	$30,991	$3,892	$8,782	$66,239

	At December 31, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total
Cash and cash equivalents	$476	$67	$83	$16,136	$16,762
Other current assets	10,043	1,812	286	5,771	17,912
Restricted cash	-	-	493	-	493
Bellavista Mine equipment held for sale	-	-	3,400	-	3,400
Property, plant and equipment	9,921	24,375	-	692	34,988
Total assets	$20,440	$26,254	$4,262	$22,599	$73,555

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Segment Statements of Operations

	Three months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Sales	$7,382	$-	$-	$-	$7,382
Cost of sales	4,972	-	-	-	4,972
Royalties and production taxes	461	-	-	-	461
Depreciation and depletion	350	5	-	12	367
Accretion expense	23	25	92	8	148
	5,806	30	92	20	5,948
Income (loss) from mining operations before the undernoted items	1,576	(30)	(92)	(20)	1,434
Expenses and other income
General and administrative	-	-	-	1,515	1,515
Orosi Mine* - Mill Project	-	2,573	-	-	2,573
Care and maintenance	-	1,121	(3)	-	1,118
Stock-based compensation	-	-	-	1,079	1,079
Exploration	341	909	-	82	1,332
Other (income) expense	(199)	(35)	100	(116)	(250)
	142	4,568	97	2,560	7,367
Net income (loss)	$1,434	$(4,598)	$(189)	$(2,580)	$(5,933)

*Formerly Libertad Mine

	Three months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Sales	$7,286	$1,446	$5,581	$-	$14,313
Cost of sales	5,072	1,514	3,114	-	9,700
Royalties and production taxes	457	72	100	-	629
Depreciation and depletion	404	328	1,684	10	2,426
Accretion expense	17	22	11	17	67
	5,950	1,936	4,909	27	12,822
Income (loss) from mining operations before the undernoted items	1,336	(490)	672	(27)	1,491
Expenses and other income
General and administrative	-	253	-	1,055	1,308
Orosi Mine* - Mill Project	-	141	-	-	141
Care and maintenance	-	765	-	-	765
Stock-based compensation	-	-	-	297	297
Exploration	166	286	-	84	536
Other (income) expense	(62)	(230)	115	(6,600)	(6,777)
	104	1,215	115	(5,164)	(3,730)
Income (loss) from continuing operations, before taxes	1,232	(1,705)	557	5,137	5,221
Loss from discontinued operations, net of tax	-	-	-	(96)	(96)
Income tax expense	-	-	-	(1,865)	(1,865)
Net income (loss)	$1,232	$(1,705)	$557	$3,176	$3,260

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Six months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Sales	$19,692	$-	$-	$-	$19,692
Cost of sales	11,758	-	-	-	11,758
Royalties and production taxes	1,163	-	-	-	1,163
Depreciation and depletion	931	9	-	24	964
Accretion expense	46	49	186	17	298
	13,898	58	186	41	14,183
Income (loss) from mining operations before the undernoted items	5,794	(58)	(186)	(41)	5,509
Expenses and other income
General and administrative	-	-	-	2,811	2,811
Orosi Mine* - Mill Project	-	6,789	-	-	6,789
Care and maintenance	-	2,212	120	-	2,332
Stock-based compensation	-	-	-	2,211	2,211
Exploration	764	1,426	-	203	2,393
Other (income) expense	(205)	(39)	188	(16)	(72)
	559	10,388	308	5,209	16,464
Net income (loss)	$5,235	$(10,446)	$(494)	$(5,250)	$(10,955)

*Formerly Libertad Mine

	Six months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Sales	$12,855	$9,377	$12,378	$-	$34,610
Cost of sales	8,925	7,942	7,472	-	24,339
Royalties and production taxes	814	457	214	-	1,485
Depreciation and depletion	756	1,988	3,642	20	6,406
Accretion expense	34	45	21	33	133
	10,529	10,432	11,349	53	32,363
Income (loss) from mining operations before the undernoted items	2,326	(1,055)	1,029	(53)	2,247
Expenses and other income
General and administrative	-	354	-	2,225	2,579
Orosi Mine* - Mill Project	-	241	-	-	241
Care and maintenance	-	765	-	-	765
Stock-based compensation	-	-	-	663	663
Exploration	329	516	-	108	953
Other (income) expenses	(88)	(142)	24	(6,824)	(7,030)
	241	1,734	24	(3,828)	(1,829)
Income (loss) from continuing operations, before taxes	2,085	(2,789)	1,005	3,775	4,076
Loss from discontinued operations, net of tax	-	-	-	(124)	(124)
Income tax expense				(1,865)	(1,865)
Net income (loss)	$2,085	$(2,789)	$1,005	$1,786	$2,087

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

(iii)	Capital Expenditures

	Three Months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Capital expenditures	$526	$2,451	$-	$15	$2,992

	Three Months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Capital expenditures	$823	$3,017	$777	$-	$4,617

	Six Months ended June 30, 2008
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Capital expenditures	$1,548	$2,902	$-	$15	$4,465

	Six Months ended June 30, 2007
	Limon Mine	Orosi Mine*	Bellavista Mine	Corporate and Other	Total

Capital expenditures	$1,281	$3,035	$1,376	$7	$5,699

*Formerly Libertad Mine

Central Sun Mining Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

20.	SUBSEQUENT EVENT

During June 2008, Central Sun secured an $8,000,000 short-term loan facility. The loan can be drawn-down in two equal tranches. On July 2 and August 8, 2008 the Company was advanced a total of $8,000,000 less transaction fees of $370,000 on this facility. In addition, the Company issued two separate sets of 150,000 warrants to the lender upon each draw-down, with each warrant exercisable at $1.99. Both warrants have expiry dates of one year from their respective issue date. The lender has the right to redeem outstanding warrants, from both issues, not exercised at their expiration date, for a price of $175,000 per issue (pro-rated in the event of a partial redemption).

The Company has the right to repay the loan facility in whole or in part, in minimum increments of $1,000,000 at any time on 10 days prior notice without a penalty or premium. Each tranche must be repaid 120 days following draw-down. Interest is applied at a fixed interest rate of 12.5% per annum. The Company also granted the lender a first priority pledge over the shares of holding companies for the Limon and Orosi Mines.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: ir@centralsun.ca

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Jennifer Wagner
Corporate Secretary and General Counsel

Arthur Chen
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: CSM

Warrant Symbol: CSM.WT

American Stock Exchange (AMEX)

Stock Symbol: CSM

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel: 416-361-0930

Fax: 416-361-0470

EXHIBIT 99.2

Interim Report

Q2

Management’s Discussion and Analysis

June 30, 2008

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2008

The following discussion and analysis should be read in conjunction with Central Sun Mining Inc.’s (“Central Sun” or the “Company”) unaudited interim consolidated financial statements and related notes thereto for the three and six month period ended June 30, 2008, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2007 and 2006 which have been posted on SEDAR. This Management’s Discussion and Analysis has been prepared as of August 12, 2008. All dollar amounts are US dollars unless otherwise indicated.

Highlights

•

During the first half of 2008 Central Sun sold 21,875 ounces of gold at an average realized price of $900 for total revenues of $19,692,000. In the second quarter, 8,351 ounces were sold at an average realized price of $884 for total revenues of $7,382,000.

•	The conversion of the Orosi Mine from a heap leach to a conventional mill operation is on schedule and is expected to return to production at the end of the first quarter in 2009.

Overview

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine and is in the process of converting the Orosi Mine (formerly the Libertad Mine) to a conventional milling operation. Both properties are located in Nicaragua. The Company also has an option to acquire the Mestiza exploration property in Nicaragua. Central Sun’s growth strategy is focused on optimizing current operations, expanding mineral resources and reserves at existing mines, and looking for merger and acquisition opportunities in the Americas.

In early 2007, the Company commenced a major project to convert the heap-leach process at the Orosi Mine to a conventional milling operation (“Mill Project”). Since the beginning of the project, a total of $20,002,000 has been spent up to June 30, 2008. The Company’s technical report on the Orosi Mine was posted on SEDAR on July 2, 2008.

Mining activities at the Company’s Bellavista Mine ceased during the third quarter of 2007. Since that time, reclamation activities have begun and it is not expected that mining activities will resume.

1

Selected Quarterly Information

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Gold sales (ounces)	8,351	21,490	21,875	52,624
Pre-production gold ounces sold*	-	-	-	482
Average spot gold price ($/ounce)	$896	$667	$913	$659
Average realized gold price ($/ounce)	$884	$666	$900	$658
Cash operating costs ($/ounce)	$595	$451	$538	$463
Total cash costs ($/ounce)	$651	$481	$591	$491
Gold produced (ounces)	9,302	20,340	19,146	52,141

(in thousands, except per share amounts)
Sales	$7,382	$14,313	$19,692	$34,610
Cost of sales	$4,972	$9,700	$11,758	$24,339
Net loss	($5,933)	$3,260	($10,955)	$2,087
Loss per share – basic and diluted	($0.10)	$0.09	($0.18)	$0.06

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

2

Results of Operations

Limon Mine

	Three months ended June 30
	2008	2007	Change	% Change

Gold sold (ounces)	8,351	10,958	(2,607)	(24%)
Average realized gold price ($/ounce)	$884	$665	$219	33%

Cash operating costs ($/ounce)	$595	$463	$132	29%
Total cash costs ($/ounce)	$651	$505	$146	29%
Tonnes milled	61,092	73,483	(12,391)	(17%)
Ore grade (g/tonne)	5.5	5.3	0.2	4%
Recovery (%)	85.9	80.8	5.1	6%
Gold produced (ounces)	9,302	9,913	(611)	(6%)

($ in thousands)
Sales	$7,382	$7,286	$96	1%

Cost of sales	4,972	5,072	(100)	(2%)
Royalties and production taxes	461	457	4	1%
Depreciation and depletion	350	404	(54)	(13%)
Accretion	23	17	6	35%
	$5,806	$5,950	$(144)	(2%)

Income from mining operations	$1,576	$1,336	$240	18%

	Six months ended June 30
	2008	2007	Change	% Change

Gold sold (ounces)	21,875	19,471	2,404	12%
Pre-production gold ounces sold*	-	482	(482)	(100%)
Average realized gold price ($/ounce)	$900	$660	$240	36%

Cash operating costs ($/ounce)	$538	$458	$80	17%
Total cash costs ($/ounce)	$591	$500	$91	18%
Tonnes milled	135,016	147,316	(12,300)	(8%)
Ore grade (g/tonne)	5.3	5.1	0.2	4%
Recovery (%)	83.0	81.9	1.1	1%
Gold produced (ounces)	19,146	19,936	(790)	(4%)

($ in thousands)
Sales	$19,692	$12,855	$6,837	53%

Cost of sales	11,758	8,925	2,833	32%
Royalties and production taxes	1,163	814	349	43%
Depreciation and depletion	931	756	175	23%
Accretion	46	34	12	35%
	$13,898	$10,529	$3,369	32%

Income from mining operations	$5,794	$2,326	$3,468	149%

3

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit of the Limon Mine and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

In the first half of 2008 the Limon Mine sold 21,875 ounces of gold at a cash operating cost of $538 per ounce and 8,351 ounces of gold at a cash operating cost of $595 per ounce in the second quarter of 2008. This compares to 19,471 ounces of gold at a cash operating cost of $458 per ounce in the first half 2007 and 10,958 ounces of gold at a cash operating cost of $463 per ounce in the second quarter of 2007.

The main reasons for the decrease of 2,607 ounces sold in the second quarter of 2008 compared to the second quarter of 2007 were:

1)	The company experienced 16 continuous days of illegal labour disruptions at the beginning of the second quarter of 2008.
2)	The mine was adversely affected by Hurricane Alma which resulted in production suspension for 5 1/2 days in late May and early June of 2008.

In the first half of 2008 dollar sales from the Limon Mine were $19,692,000 and $7,382,000 in the second quarter of 2008. This compares to sales of $12,855,000 in the first half of 2007 and $7,286,000 in the second quarter of 2007. Sales in the first half of 2008 increased $6,837,000 or 53% as a result of an increase of 2,404 ounces of gold being sold and an increase of $240 per ounce in the average realized gold price. In the second quarter of 2008 dollar sales were essentially flat compared to the second quarter of 2007 as the lower amount of ounces sold (2,607 ounces) was offset by an increase of $219 in the average realized price per ounce sold.

During the first half of 2008 gold recovery was 83.0% and 85.9% in the second quarter of 2008. This compares to 81.9% in the first half of 2007 and 80.8% in the second quarter of 2007. The improvement in recoveries was a result of improvements to the chemical and physical processes in the operations.

In the first half of 2008 cost of sales at the Limon Mine were $11,758,000 and $4,972,000 in the second quarter of 2008. This compares to $8,925,000 in the first half of 2007 and $5,072,000 in the second quarter of 2007. On a year to date basis, 2008 compared to 2007, cost of sales have increased by $2,833,000 or 32%. The Company has experienced escalating costs related to haulage, fuel, labour, ball mills and electricity. To combat the escalating costs, the Company has begun to undertake cost reduction initiatives.

During the first half of 2008, both royalties and production taxes increased $349,000 or 43% which is consistent with the increase in sales. During the second quarter of 2008 dollar sales were flat compared to the second quarter of 2007 as were royalties and production taxes which are a percentage of sales.

In the first half of 2008 depreciation and depletion increased by $175,000 or 23% to $931,000 compared to the first half of 2007 due to a combination of more ounces produced and increased capital expenditures. In addition, during the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine reached commercial production and all previously capitalized costs of the deposit started to be depreciated over ounces produced thereby increasing depreciation and depletion expenses.

In the first half of 2008 income from mining operations at the Limon Mine was $5,794,000 and $1,576,000 in the second quarter of 2008. This compares to $2,326,000 in the first half of 2007 and $1,336,000 in the second quarter of 2007. Income from mining operations in the second quarter of 2008 was mostly affected by the lost production days noted above.

4

Orosi Mine

Central Sun acquired the Orosi Mine in July of 2006. Operational improvements immediately followed the acquisition which included accelerated stripping, upgrades to the crushing and screening circuit, construction of permanent heap leach pads and a significant reduction in costs. Extensive metallurgical test work aimed at understanding and improving recoveries was also completed. Despite the improvements that were made, overall recoveries were insufficient to operate the mine profitably as a heap leach operation and in March of 2007 mining operations were suspended.

During 2008 there were no sales, cost of sales, or royalties and production taxes at the site.

In October of 2006, the Company commissioned a scoping study to evaluate the feasibility of upgrading the Orosi open pit mining operation from a heap leach operation to a standard mill operation.  The positive scoping study had a capital cost estimate of $35,400,000 which excluded the capital costs of additional mining equipment and construction of the tailings facility. A definitive feasibility study was completed and the estimated cost of the entire project was $47,000,000. The increase is largely attributed to the inclusion of the tailings facility, increased costs to purchase the land for the project, the right of way for the power transmission line, increased labor costs, increased costs in equipment and supplies such as steel, cement, transmission line cable, towers and petroleum.

Effective May 1, 2008, after the results of a positive feasibility study on the project were known, all eligible expenditures on this project are being capitalized until such time as commercial production, expected in Q1 of 2009, is reached. Total project costs (in 000’s) to June 30, 2008 and estimated future costs are as follows:

	2007	2008	Total

Costs - Capitalized	$8,411	$2,959	$11,370
Costs - Expensed	2,743	6,789	9,532
	11,154	9,748	20,902
Less: disposal of equipment	-	(900)	(900)
Total spent to June 30, 2008	11,154	8,848	20,002
Estimated future costs	-	-	26,998
Total	$11,154	$8,848	$47,000

5

Bellavista Mine

On July 25, 2007, Central Sun suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach until the end of August 2007. The decline in gold produced and the resulting reduction in sales and expenses in 2008 compared to 2007 are directly related to mining activities ceasing on July 25, 2007.

Central Sun began the required reclamation work in 2007. Reclamation expenditures in the amount of $1,529,000 have been incurred during the first half of 2008 with $638,000 being incurred during the second quarter. The reclamation work is continuing as planned and expenditures of $2,864,000 have been made since mining activities ceased in 2007. Toward the end of the second quarter of 2008, all of the upgrades to the site drainage system have been completed. Reclamation activities are expected to continue until the end of 2011 at an estimated undiscounted cost of $4,488,000. Care and maintenance expenditures in the amount of $120,000 have been incurred during the first half of 2008.

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing related to an agreement with the Company. The arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. As a result of these events, the courts in Costa Rica garnished cash bank account balances of $243,000 and on March 7, 2008, the courts in Costa Rica ordered the Company to disburse the restricted cash held as part of the arbitration settlement to Dobles. On May 29, 2008, an additional $22,000 was garnished but not yet disbursed to Dobles. At June 30, 2008, the Company had a remaining accrual of $738,000 related to the arbitration. Additionally, the courts placed a lien on a parcel of land at the Bellavista Mine site. The lien does not affect the Company’s reclamation efforts.

With the cessation of mining activities the Company began, in the first quarter of 2008, dismantling a rod mill which was to be sold or transferred. While the assets were being transported in Costa Rica, the Costa Rican government ordered that these assets be returned to the mine site. The Company has complied with this order and is currently negotiating with the Costa Rican government to resolve this situation to the satisfaction of all parties. The Company believes it is within its rights to transfer or sell the assets at the Bellavista Mine site. At June 30, 2008, the Company has estimated a residual value of $3,350,000 on all remaining assets at the Bellavista Mine site. If the government is successful in preventing the Company from selling or transferring assets from our Bellavista Mine site the carrying value of $3,350,000 would need to be reviewed and could possibly be written down, in a worst case scenario, to nil. The Company had been relying on the funds from the sale of this equipment to fund future remediation at the mine site.

6

Expenses and Other Income

	Three months ended June 30
	2008	2007	Change	% Change

General and administrative	$1,515	$1,308	$207	16%
Orosi Mine – Mill project	2,573	141	2,432	1,725%
Care and maintenance	1,118	765	353	46%
Stock-based compensation	1,079	297	782	263%
Exploration	1,332	536	796	149%
Other (income) expense	(250)	(6,777)	6,527	96%
	$7,367	$(3,730)	$11,097	298%

	Six months ended June 30
	2008	2007	Change	% Change

General and administrative	$2,811	$2,579	$232	9%
Orosi Mine – Mill project	6,789	241	6,548	2,717%
Care and maintenance	2,332	765	1,567	205%
Stock-based compensation	2,211	663	1,548	233%
Exploration	2,393	953	1,440	151%
Other (income) expense	(72)	(7,030)	6,958	99%
	$16,464	$(1,829)	$18,293	1,000%

General and administrative expenses for the three and six month period ended June 30, 2008 remained fairly consistent compared with the previous fiscal year. In 2008, the Company incurred incremental costs of $287,000 related to the assessment of an insurance claim on the Bellavista Mine property and various miscellaneous consulting and management fees. These increases were partially offset by decreases in legal and Sarbanes-Oxley preparation program expenses. The Company is now performing an ongoing Sarbanes-Oxley compliance program and expenditures in this area are not expected to be significant in 2008.

The Orosi Mine – Mill Project incurred expenditures of $6,789,000 for the six month period ended June 30, 2008, of which, $2,573,000 was incurred for the three month period then ended. These costs were incurred as part of the Company’s project to erect a conventional milling facility at the Orosi Mine site. The majority of the costs were related to consulting, engineering and project support expenditures. Non-recoverable intangible costs relating to this project were expensed until May 1, 2008, when a feasibility study with a positive outcome was completed. From this point forward, all eligible costs relating to this project will be capitalized until such point the mill has reached rated commercial production.

Care and maintenance costs of $2,332,000 were incurred at the Company’s two non-operating mine sites for the six month period ended June 30, 2008. Of this balance, the Orosi Mine site incurred $2,212,000 to maintain a proper state of upkeep while mining operations were suspended during the mill construction period. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities. In the first half of 2008, care and maintenance included costs of $120,000 not directly related to ongoing reclamation activities at the Bellavista Mine site.

Stock-based compensation expense increased by $782,000 or 263% and $1,548,000 or 233% over the three and six months ended June 30, 2008, respectively, when compared to the previous fiscal year. During the first half of 2008, 410,000 options were granted. In the first half of 2008, total stock option expenses amounted to $1,222,000 as a result of the vesting of options. On December 18, 2007, 1,665,000

7

common shares were issued and placed into escrow under the terms of a new share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized as stock-based compensation expense in the period the shares are released from escrow. For the period ending June 30, 2008, an amount of $989,000 had been recorded in stock-based compensation expense in respect of shares issued under this plan. On June 30, 2008, 411,000 eligible shares were released from escrow with a corresponding cost of $489,000 transferred to common shares.

In the first half of 2008, exploration expenses increased by $1,440,000 or 151% over the same period in the previous fiscal year. The increase was evenly distributed over both quarters of 2008. Costs incurred in 2008 relate to exploration drilling being performed at the Limon and Orosi Mines and field-work at the Mestiza property and are part of the Company’s planned exploration work.

Other income decreased by $6,958,000 or 99% in the first half of 2008 over the same period in the previous fiscal year. In 2008, major components of this balance included $325,000 in foreign exchange losses and $110,000 in legal fee accruals. These balances were offset by interest and other miscellaneous income of $314,000 and $193,000 in net recoveries from Nicaraguan taxation authorities. In 2007, the components included a $131,000 gain from sale of marketable securities, foreign exchange gains of $202,000, and $479,000 in interest and other miscellaneous income, and most notably a gain of $6,548,000 from the one-time sale of royalties on the Company’s holdings in Manitoba. These balances were reduced by $330,000 in interest and finance fees.

8

Cash Flows

Operating

In the first half of 2008, the Company sold 21,875 ounces from the Limon Mine compared to 52,624 ounces of gold from its three operating mines in the same period in 2007. Of this balance, an unusually high amount of 13,524 ounces were sold during the first quarter of 2008 as a result of higher than normal gold inventory at year-end. Operating activities used cash of $6,792,000 and $10,136,000 in the three and six month period ended June 30, 2008, respectively. Operating cash outflows increased compared to the previous fiscal year as the Company was no longer mining at the Orosi and Bellavista Mines in 2008. The Orosi Mine was also incurring expenditures related to consulting and engineering for the Mill Project and care and maintenance costs since suspending mining activities. The Company’s Bellavista Mine also commenced reclamation activities in the fourth quarter of 2007. Amounts totalling $638,000 and $1,529,000 were expended on reclamation activities at the Bellavista Mine site during the three and six month period ended June 30, 2008, respectively. The Company is progressing quicker than originally planned on its targets towards reclaiming the Bellavista Mine site. As a result, future expenditures have been pulled-forward into the first two quarters of 2008.

On May 8, 2008, the Central Sun signed an agreement with the Province of Manitoba to settle on a final release from all of the Company’s residual environmental responsibilities at the Lynn Lake site at the Keystone Property for Cdn$2,000,000. The amount is payable in four annual installments of Cdn$500,000 each, with the first installment payable on July 6, 2008 which has been paid. The balance of $1,473,000 represents the long-term payable and has been included as part of changes in non-cash working capital.

Financing

In the second quarter of 2008, the Company issued common shares totaling $184,000 from the exercise of warrants and agent’s options. In the first half of 2007, financing activities used $2,185,000 and consisted of repayments of $2,500,000 on long-term debt and $315,000 in cash generated from the issue of common shares.

Investing

Investing activities used $3,344,000 in the first half of 2008 compared to $1,065,000 in the same period last year. During the first quarter of 2008, the courts in Costa Rica remitted a previously garnished amount of $243,000 as partial payment of an outstanding balance owing. During the second quarter of 2008, an additional amount of $22,000 was garnished as part of the same situation and was therefore classified as restricted cash. On May 9, 2008, the Company disposed of a non-essential component of the Orosi Mine – Mill Project for net proceeds of $900,000. Capital expenditures requiring cash outlays of $2,992,000 and $4,465,000 for the three and six month period ended June 30, 2008, respectively, were activities relating to Orosi Mine – Mill Project. Limon Mine capital expenditures of $633,000 during the second quarter of 2008 were focused towards tailings dam improvements.

9

Liquidity and Capital Resources

The Company had cash of $3,466,000 (December 31, 2007 - $16,762,000) and working capital of $8,386,000 at June 30, 2008 (December 31, 2007 - $19,676,000).

In the first quarter of 2007, following a positive scoping study the Company announced its intention to proceed with the Mill Project at the Orosi Mine. The Company’s final feasibility study has been completed and has confirmed the economics of this project. At June 30, 2008, the Company capitalized payments totalling $11,370,000 on the acquisition, dismantling, shipping and refurbishing of a used mill which is being re-assembled at the Orosi Mine site. Consulting, engineering and project support costs for the period ended June 30, 2008 have totalled $6,789,000 for this project and have been expensed. As a result of the receipt of a final feasibility study with a positive outcome, all development expenditures after May 1, 2008 will be capitalized as per the Company’s capitalization policy. The Orosi Mine incurred care and maintenance expenses of $1,121,000 and $2,212,000 for the three and six month period ended June 30, 2008, respectively.

On July 25, 2007, Central Sun suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. Reclamation activities for the site began in 2007 and were estimated to take four years. At June 30, 2008 total remaining undiscounted expenditures are expected to be approximately $4,488,000 over the next four years. The Company has spent $2,864,000 on reclamation activities to-date at the site, with $638,000 being spent during the second quarter of 2008.

As a result of the ongoing Mill Project and the cessation of mining activities at the Bellavista Mine, there has been a significant decline in gold production for the Company. In response, the Company has undertaken a program to reduce the number of employees, reduced capital expenditure programs, eliminated discretionary expenditures, and disposed of the Cerro Quema development property in Panama. During June 2008, the Company was successful in securing an $8,000,000 loan facility. The facility was drawn down in two equal tranches on July 2 and August 8, 2008, less applicable transaction fees. As part of the loan agreement, the Company issued two equal sets of 150,000 warrants totalling 300,000 warrants with an expiry from one-year of issuance and exercisable at $1.99 per warrant. The lender also retains the right to redeem any outstanding warrants, from both issues, not exercised at their expiration date, for a price of $175,000 per issue (pro-rated in the event of a partial redemption). Interest is applied at a fixed interest rate of 12.5% per annum. Each tranche must be repaid 120 days following draw-down. Cash on hand at June 30, 2008 and cash flows expected from operations, the collection of the final proceeds from the sale of its Cerro Quema gold property, the potential sale of marketable securities, and draw-down of the $8,000,000 loan facility will not be sufficient to fund the Company’s ongoing and future expansion requirements.

Management’s internal cash flow estimates indicate that to fund ongoing 2008 capital expenditures at the Limon Mine, exploration activities, and to complete the Orosi Mine - Mill Project by the first quarter of 2009 will require additional funding of at least $20 - $25 million. Management continues to review various options to fund this shortfall which, if not raised, would result in the curtailment of activities and result in project delays. Management expects that additional financing will be available, and will be sourced in time to allow the Company to continue the normal course of planned activities. However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  The Company’s consolidated financial statements and management’s discussion and analysis of financial position and operating results do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications, which could be material, may be necessary.

10

The company does not have any off balance sheet arrangements.

Related Party Transactions

During the three months ended June 30, 2008, the Company incurred management fees of $30,000 (2007 - $nil) and fees of $60,000 (2007 - $nil) for the six month period, with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were $10,000 in unpaid balances at June 30, 2008 (2007 - $nil).

Outlook

Consistent with earlier guidance gold sales for fiscal 2008 are expected to be 45,000 ounces. As a result of ongoing increases in production input costs, Central Sun estimates a revised year-end cash operating cost of approximately $525 - $550 per ounce. Many production inputs, such as fuel, hydro and consumables have been increasing over the past few years and are expected to do so in the near future. Inflationary pressures are expected to continue into the future. The Company is solely dependant on the Limon Mine at this time as it is the only mine in operation and generating operating cash flow.

The Orosi Mine’s operations are expected to recommence in the first quarter of 2009. Completion of the Orosi Mine’s Mill Project is contingent on the Company obtaining sufficient financing.

In 2008, exploration drilling commenced at the Limon and Orosi Mine sites. Results of these ongoing activities can be found on news releases available at the Company’s website. Geological work including data compilation is in progress at the Mestiza property and some of the other regional targets. The exploration program continues and is expected to further expand the resources at the Limon Mine, Orosi Mine and the Mestiza project.

11

Significant Accounting Policies

Central Sun adopted new accounting standards effective January 1, 2008. The adoption of these new accounting standards had no effect on the results of operations in the period.

(i)	Section 3031 - Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section also requires additional disclosure regarding the expensing of inventory.

Central Sun has adopted this new standard which had no impact on the results of operations.

(ii)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iii)	Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

(iv)	Section 3863 – Financial Instruments – presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.

12

Recent Canadian Accounting Pronouncements

(i) Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA will withdraw EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on future transactions.

Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three and six months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Quarterly Results

	2008 Q2	2008 Q1	2007 Q4	2007 Q3

Gold sales (ounces)	8,351	13,524	5,776	13,268
Average spot gold price ($/ounce)	$896	$927	$788	$681
Average realized gold price ($/ounce)	$884	$910	$780	$684
Cash operating costs ($/ounce)	$595	$502	$864	$569
Total cash costs ($/ounce)	$651	$554	$919	$600
Gold produced (ounces)	9,302	9,844	10,508	13,295
($ in thousands except per share amounts)
Sales	$7,382	$12,310	$4,508	$9,072
Cost of Sales	$4,972	$6,786	$4,991	$7,552
Orosi Mine – Mill Project	$2,573	$4,216	$1,721	$618
Bellavista Mine write-down	$-	$-	$1,726	$53,797
Loss from continuing operations	$(5,933)	$(5,022)	$(6,327)	$(60,206)
Income (loss) from discontinued operations	$-	$-	$3,554	$(32)
Loss for the period	$(5,933)	$(5,022)	$(2,773)	$(60,238)
Loss per share from continuing operations – basic and diluted	$(0.10)	$(0.08)	$(0.14)	$(1.75)
Loss per share - basic and diluted	$(0.10)	$(0.08)	$(0.06)	$(1.75)

13

	2007 Q2	2007 Q1	2006 Q4	2006 Q3

Gold sales (ounces)	21,490	31,134	22,866	22,787
Average spot gold price ($/ounce)	$667	$650	$614	$622
Average realized gold price ($/ounce)	$666	$652	$618	$618
Cash operating costs ($/ounce)	$451	$470	$586	$528
Total cash costs ($/ounce)	$481	$498	$614	$555
Gold produced (ounces)	20,340	31,801	23,805	23,106
($ in thousands except per share amounts)
Sales	$14,313	$20,297	$14,123	$14,075
Cost of Sales	$9,700	$14,639	$13,391	$12,026
Orosi Mine – Mill Project	$300	$104	$-	$-
Bellavista Mine write-down	$-	$-	$-	$-
Income (loss) from continuing operations	$3,357	$(1,145)	$(7,973)	$(3,182)
Loss from discontinued operations	$(97)	$(28)	$(72)	$-
Net income (loss) for the period	$3,260	$(1,173)	$(8,045)	$(3,182)
Income (loss) per share from continuing operations – basic and diluted	$0.10	$(0.03)	$(0.24)	$(0.10)
Income (loss) per share - basic and diluted	$0.09	$(0.03)	$(0.24)	$(0.10)

14

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Cash Operating Cost per ounce:	Three months ended June 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$4,972	$-	$-	$4,972	$5,072	$1,514	$3,114	$9,700
Gold sales (ounces)	8,351	-	-	8,351	10,958	2,147	8,385	21,490
Cash operating cost per ounce	$595	$-	$-	$595	$463	$705	$371	$451

Total Cash Cost per ounce:	Three months ended June 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$4,972	$-	$-	$4,972	$5,072	$1,514	$3,114	$9,700
Royalties and production taxes	461	-	-	461	457	72	100	629
Cost base for calculation	$5,433	$-	$-	$5,433	$5,529	$1,586	$3,214	$10,329
Gold sales (ounces)	8,351	-	-	8,351	10,958	2,147	8,385	21,490
Total cash cost per ounce	$651	$-	$-	$651	$505	$739	$383	$481

Cash Operating Cost per ounce:	Six months ended June 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$11,758	$-	$-	$11,758	$8,925	$7,942	$7,472	$24,339
Gold sales (ounces)	21,875	-	-	21,875	19,471	14,293	18,860	52,624
Cash operating cost per ounce	$538	$-	$-	$538	$458	$556	$396	$463

15

Total Cash Cost per ounce:	Six months ended June 30
	2008				2007
	Limon	Orosi	Bellavista		Limon	Orosi	Bellavista
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$11,758	$-	$-	$11,758	$8,925	$7,942	$7,472	$24,339
Royalties and production taxes	1,163	-	-	1,163	814	457	214	1,485
Cost base for calculation	$12,921	$-	$-	$12,921	$9,739	$8,399	$7,686	$25,824
Gold sales (ounces)	21,875	-	-	21,875	19,471	14,293	18,860	52,624
Total cash cost per ounce	$591	$-	$-	$591	$500	$588	$408	$491

Outstanding Share Data

The following common shares and convertible securities were outstanding at August 12, 2008:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				59,910,000
Warrants	Oct. 22/10	1.26	86,727,000	12,390,000
Warrants	Nov. 26/08	8.75	33,842,000	4,835,000
Warrants	Jul. 02/09	1.99	150,000	150,000
Warrants	Aug. 08/09	1.99	150,000	150,000
Agents’ warrants [1]	Oct. 22/09	1.05	6,165,000	881,000
Warrants on above	Oct. 22/10	1.26	3,082,000	440,000
Options	Aug. 25/08 to Jul. 1/13	1.21 to 6.65	6,720,000	6,720,000
Bonus shares [2]				1,234,000

				86,710,000

Note 1: The agents’ warrants are convertible into one-seventh of one common share and one half-share common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

Note 2: These common shares were issued pursuant to the Company’s share bonus plan and placed into escrow under the plan. Participants under the plan must continue with the Company until the vesting dates, otherwise the shares will be cancelled. There are no voting rights on the shares until issuance to the participants.

16

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business -- Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 12, 2008

17

EXHIBIT 99.3

FORM 52-109F2
Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

Signed: "Peter W. Tagliamonte"

Peter W. Tagliamonte
President and Chief Executive Officer

EXHIBIT 99.4

FORM 52-109F2
Certification of Interim Filings

I, Denis C. Arsenault, Chief Financial Officer of Central Sun Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Central Sun Mining Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

Signed: "Denis C. Arsenault"

Denis C. Arsenault
Chief Financial Officer